EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report:
1. The Mine Safety and Health Administration (“MSHA”) assessed civil penalties totaling $232 for citations related to work performed by our subsidiary Southern Industrial Constructors, Inc. (“SIC”) at the 3M Pittsboro Mine in Moncure, NC. SIC also received one significant and substantial (“S&S”) citation from MSHA related to work performed at this mine. SIC has no other disclosures to report under section 1503 related to work performed at this mine for the period covered by this report.
2. Our subsidiary MOR PPM, Inc. (“PPM”) received one S&S citation from MSHA related to work PPM performed at Unimin Corporation’s plant in Oregon, Illinois.  MSHA assessed a civil penalty of $259 for this citation. PPM has no other disclosures to report related to work performed at this mine for the period covered by this report.
3. PPM received three S&S citations and one imminent danger order from MSHA related to work performed at the Smart Sand, Inc. mine in Monroe County, Wisconsin. MSHA assessed civil penalties totaling $1,300 for citations issued to PPM related to work performed at this mine. PPM has no other disclosures to report related to work performed at this mine for the period covered by this report.